Exhibit 99.2

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF
HEALTH CATALYST, INC.

Effecting Person	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share (1)
Palogic Value Fund, LP	8/6/2026	Open Market Purchase	174,617		$1.76
Palogic Value Fund, LP	8/11/2026	Open Market Purchase	150,834		$1.70
Palogic Value Fund, LP	8/17/2026	Open Market Purchase	11,332		$1.70
Palogic Value Fund, LP	8/18/2026	Open Market Purchase	1,003		$1.70
Palogic Value Fund, LP	8/19/2026	Open Market Purchase	1,000		$1.69
Palogic Value Fund, LP	8/20/2026	Open Market Purchase	86,971		$1.66
Palogic Value Fund, LP	8/21/2026	Open Market Purchase	19,260		$1.60
Palogic Value Fund, LP	8/24/2026	Open Market Purchase	5,987		$1.53
Palogic Value Management, LP	9/1/2026	Open Market Purchase	716 (2)		$1.66

(1)	Excludes commissions.
(2)	The referenced shares of Common Stock of the Issuer are held by the Managed Accounts.